Northport Network Systems Inc.
#4200, 601 Union Street, Seattle, Wa., 98101
Telephone: 206-652-3451

United States Securities and Exchange Commission
Washington, DC, 20549

Attention: Jaime G. John, Staff Accountant
Division of Corporate Finance

Dear Ms. John;	March 8, 2010

Re: Your file 000-52728 Northport Network Systems Inc.
Form 8-K filed February 18, 2010-03-08

Further to your February 23, 2010 letter, we acknowledge to you as required, the following;

1.	Northport Network Systems Inc. (“the Company”) is responsible for the adequacy and accuracy of the disclosure in this and all of our filings.
2.	SEC staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to our filing.
3.	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Yours truly,

/s/ James Wang
James Wang, Director and Chief Financial Officer